7/24



MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83-2 **FISCAL YEAR:**

(03/94)



Asian Development Bank

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2005

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines


SEC MAIL
RECEIVED
PROCESSING
JAN 23 2006
WASH, D.C.
192

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In October 2005, ADB fully redeemed its 6.25% US$ Global Bonds of 1995/2005 with principal amount of US$750 Million.

There was no sale of primary obligations in the United States in the fourth quarter of 2005.

(2) Copies of the ADB's regular quarterly financial statements:

For the last quarter of 2005, the financial statements for 2005 are prepared in lieu of the quarterly financial statements as of 31 December 2005. The 2005 financial statements will be included in the ADB Information Statement, which will be filed in April 2006. Pursuant to Section 13 of the By-Laws, the Annual Report for 2005 shall be submitted to ADB's Board of Governors for approval at its meeting scheduled from 4-6 May 2006. This Periodic Report will be provided when the Annual Report is approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel (632) 632-4444
Fax (632) 636-2444

information@adb.org
www.adb.org

(4) Copy of Global Borrowing Authorization for 2006 and Global Authorization for Currency Liability and Interest Rate Swap Transactions in 2006.

GLOBAL BORROWING AUTHORIZATION FOR 2006

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2006;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2006 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one year or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i) The aggregate amount of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars seven billion three hundred fifty million ($7,350,000,000).

(ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date on which the terms of such issue of Bonds or Direct Borrowing are determined by the President or a Vice-President or the Treasurer pursuant to para. 2 below.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing, and the Treasurer is authorized to approve each issue of Bonds under the Global Medium-Term Note program and local currency medium-term note programs involving principal amounts not exceeding $250 million equivalent. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i) currency and principal amount,
(ii) amount of proceeds,
(iii) market(s),
(iv) title and form,
(v) price,
(vi) issuance date(s),
(vii) drawdown date(s),
(viii) maturity date(s),
(ix) interest rate(s) and interest payment date(s),

and any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2

above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 3 December 1992, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21, paragraphs (i) and (ii) of the Agreement Establishing the Asian Development Bank.

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2006

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2006;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2006 any currency liability swap transactions, interest rate swap transactions, cross currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in connection with its borrowings and liability management transactions in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium Term Note program and local currency medium-term note programs involving principal amounts not exceeding $250 million equivalent each, and (ii) ADB's liability management transactions, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer, the General Counsel, the Deputy Treasurer, the Deputy General Counsel, an Assistant Treasurer, an Assistant General Counsel, a Principal Treasury Specialist, a Principal Counsel, and the Head of Market and Treasury Risk Management; and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings and liability management transactions, any person designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.

5. Formal action hereunder with respect to any swap transaction involving the change of a currency in which ADB's obligations are denominated shall be subject to the approvals of the governments of the countries whose currencies are involved in the relevant transaction.

Annex A

ADB NEWS RELEASES (Fourth Quarter 2005)	
DATE	PARTICULARS
26-Dec-05	ADB President Remembers Asian Tsunami Victims - One Year On
23-Dec-05	$970 Million Assistance for India's Rural Roads and Kerala Urban Infrastructure
23-Dec-05	More than $434 Million in Assistance for Viet Nam
23-Dec-05	$360 Million Loan to Support Expansion of Viet Nam's Power Sector
23-Dec-05	ADB to Help Improve Irrigation Schemes in Viet Nam's Central Region
23-Dec-05	$200 Million Loan to Support Indonesian Policy Reforms
23-Dec-05	$750 Million ADB Financing Facility to Help Improve India's Rural Road Network
23-Dec-05	Urban Infrastructure Project to Improve Life in Kerala Urban Areas
22-Dec-05	ADB Supporting Rural Infrastructure Development in Indonesia
22-Dec-05	ADB to Help Develop Quality Education Delivery for Samoa
21-Dec-05	ADB to Help Develop Sound Environmental Management for Mekong
21-Dec-05	First Part of Program to Reform Afghanistan's Public and Fiscal Administration
20-Dec-05	Helping Viet Nam to Design Missing Link of Vital Transport Corridor from China
19-Dec-05	ADB Focusing on Improving Portfolio Performance to Enhance Aid Effectiveness in Nepal
19-Dec-05	ADB Seeks Ways to Boost Infrastructure Investment in Indonesia
19-Dec-05	Emerging East Asia's Growth to Pick Up to 7.2% in 2006, ADB Report Says
16-Dec-05	Toll Expressway to Improve Access for Poor and Ethnic Minorities in Central China
16-Dec-05	$150 Million Loan to Help Improve Sri Lanka's Highways
16-Dec-05	ADB to Support Further Financial Sector Reform in Mongolia
16-Dec-05	ADB to Help Rehabilitate Drinking Water and Sanitation in Two Uzbekistan Provinces
15-Dec-05	ADB Appoints C. Lawrence Greenwood, Jr. as Vice-President
15-Dec-05	$200 Million Approved for Second Phase of Resource Management Program in Punjab, Pakistan
15-Dec-05	Improving the Urban Environment in Rawalpindi, Pakistan
15-Dec-05	$300 Million in Assistance for Pakistan to Rebuild Areas Worst Hit by Earthquake
15-Dec-05	More than US$1.33 Billion in Assistance for Pakistan
15-Dec-05	$773 Million from ADB to Improve Pakistan's National Highway Network
14-Dec-05	ADB's Annual Lending to India to Exceed $2.5 Billion by 2008
13-Dec-05	$150 Million Loan to Support Microfinance Development in the Philippines
12-Dec-05	ADB Promoting Environmental Cleanup of Polluted River Basin in Henan, PRC
09-Dec-05	ADB to Help Provide Missing Links for Azerbaijan's East-West Highway
09-Dec-05	$205 Million Program to Help Improve Social Services in Balochistan, Pakistan
08-Dec-05	ADB Earmarking $30 Million per Year in Loans to Kyrgyz Republic for 2006-2008
08-Dec-05	ADB Grant to Help Restore Microenterprises in Tsunami-Hit Aceh and Nias
07-Dec-05	ADB to Launch New Carbon Initiative to Boost Supply of CDM Projects
05-Dec-05	Helping to Improve Urban Infrastructure in Sri Lanka Towns
02-Dec-05	Good Governance Needed to Attract Investors to Asia, ADB President Says
01-Dec-05	ADB Loan to Boost Viet Nam's Poverty Reduction Program
29-Nov-05	$20 Million Loan to Help Improve Flood Management and Irrigation in Southwest Bangladesh
28-Nov-05	New ADB Grant to Help Prevent Communicable Diseases in Three Mekong Nations
25-Nov-05	ADB Working on New Partnership Framework to Assist Thailand with Priority Programs
25-Nov-05	European Commission Contributes EUR39.4 Million to Tsunami Project in Sri Lanka
24-Nov-05	ADB's Thailand Resident Mission Inaugurated to Herald New Era of Partnership
23-Nov-05	$952 Million Program to Support Central Asia Regional Cooperation
23-Nov-05	ADB to Help Finance First Private Sector Hydropower Project in Pakistan
23-Nov-05	ADB President Kuroda to Inaugurate New Mission in Thailand

Annex A

ADB NEWS RELEASES (Fourth Quarter 2005)	
DATE	PARTICULARS
22-Nov-05	ADB to Help Improve Technical Education and Vocational Training in Sri Lanka
21-Nov-05	New Loan Approved to Rehabilitate Dushanbe-Kyrgyz-Border Road
19-Nov-05	ADB President Announces US$1 Billion Aid for Quake-Hit Pakistan
18-Nov-05	ADB Grant Launched to Help Tricycle Drivers in Puerto Princesa, Philippines
18-Nov-05	ADB Seeks Civil Society Feedback on Water Operations
18-Nov-05	An $8 Billion Annual Investment Would Allow Asia to Meet Water MDG, Report Says
17-Nov-05	ADB to Help Improve Roads in Viet Nam's Central Region
16-Nov-05	ADB Launches $500 Million Bond Issue
16-Nov-05	East Asia's Financial Integration Progressing but Still Low - ADB Report
16-Nov-05	'How to Buy Bonds' Site Adds Corporate Bonds
15-Nov-05	ADB Helps Seal Carbon Credit Sales for Coal Mine Methane Project in Fuxin, PRC
14-Nov-05	ADB Initiates Public-Private Operations in Kazakhstan
14-Nov-05	$330 Million Loan Package to Improve Local Government Financial Management in Indonesia
12-Nov-05	Pakistan Needs US$5.2 billion for Earthquake Relief, Reconstruction and Rehabilitation
11-Nov-05	ADB to Help Reduce Spread and Impact of HIV/AIDS in Pacific
10-Nov-05	ADB to Help Integrate ICT into Basic Education in Uzbekistan
10-Nov-05	Cooperation Key to Unlocking Asia's Potential, ADB VP Tells Forum in Delhi
09-Nov-05	ADB Support for Asia's Fight Against Avian Flu Could Reach $470 Million
08-Nov-05	ADB Officials Invite Greenpeace Activists to Discuss Energy Policy
08-Nov-05	$1.8 Million Grant to Improve Rural Roads and Provide Jobs in Tajikistan
07-Nov-05	ADB to Support Small-Scale Agribusinesses in Bangladesh
06-Nov-05	Central Asian States Create Electricity Regulators' Forum
06-Nov-05	Ministers Urge More Rapid Integration of Central Asian Economies
06-Nov-05	Business Leaders Form Central-South Asia Regional Business Roundtable
04-Nov-05	$15.5 Million Grant to Help Improve Basic Education in Kyrgyz Republic
03-Nov-05	Avian Flu Pandemic Could Halt Asian Growth, ADB Report Says
03-Nov-05	Officials to Meet to Promote South Asia Subregional Cooperation on Tourism
02-Nov-05	Mekong Development Forum to Focus on Mekong-India Cooperation
02-Nov-05	ADB President to Visit Central Asian Republics
31-Oct-05	ADB's New Strategy for Bangladesh Earmarks $1.8 Billion in Loans over 3 Years
28-Oct-05	ADB Issues P2.5 Billion in Philippine Peso Bonds
28-Oct-05	ADB Ongoing Multisector Project in Pakistan to Support Reconstruction of Quake Hit Areas
27-Oct-05	$230 Million Loan Package to Help Deliver Clean Energy to Western Bangladesh
26-Oct-05	ADB Urged to Continue Helping Philippine Power Sector
26-Oct-05	Single Currency Should be Asia's Long-Term Objective, ADB President Says in Manila Lecture
26-Oct-05	4th Ministerial Conference on Central Asia Regional Economic Cooperation on 6 November
25-Oct-05	ADB to Help Prepare Rail Project for Remote Areas of Yunnan Province, PRC
24-Oct-05	$18 Million Grant to Help Provide Clean Water and Sanitation to Poor around Tonle Sap, Cambodia
24-Oct-05	ADB Taking Part in 2006 Global Monitoring Report Preparation
21-Oct-05	ADB and World Bank to Mount Joint Team to Assess Quake Reconstruction Needs in Pakistan
21-Oct-05	ADB Plans Grant Projects to Address Growing Avian Flu Threat
20-Oct-05	$1 Million Grant Approved to Support Philippine Health Sector Reform
19-Oct-05	New ADB Strategy in Mongolia to Address Growth and Social Development
18-Oct-05	Concessional Funds Planned for PNG to Improve Roads and Fight AIDS
17-Oct-05	ADB Calls for Pacific Plan to Focus on Governance and Creating Economic Opportunities

Annex A

ADB NEWS RELEASES (Fourth Quarter 2005)	
DATE	PARTICULARS
17-Oct-05	ADB Grants to Help Tsunami-Affected Households in Sri Lanka Afford Utility Connections
14-Oct-05	Grant Approved to Prepare Road Projects in Gansu and Sichuan, PRC
13-Oct-05	ADB Prices 1 Billion Yuan Panda Bonds in China
13-Oct-05	ADB Assistance to Boost Effectiveness of Mekong Cooperation Program
12-Oct-05	Private Sector Operations at Forefront of ADB's Updated Strategy in Kazakhstan
11-Oct-05	Providing Temporary Income to Tsunami-Affected Poor People in Sri Lanka
10-Oct-05	ADB Launches 1 Billion Yuan Panda Bonds in China
10-Oct-05	ADB Takes Strategic Minority Stake in Bank of China
09-Oct-05	ADB President Offers Assistance to Quake Hit Countries of South Asia
09-Oct-05	ADB message of sympathy following South Asia earthquake
07-Oct-05	ADB Approves Third Subprogram Loan for the Development of Cambodia's Financial Sector
07-Oct-05	ADB Sharpens Program in Timor-Leste to Be More Results Focused
05-Oct-05	US$44.4 Million ADB Support for Small and Medium Enterprise Development in Philippines2
05-Oct-05	Developing Regional Links and Northern Provinces Remain ADB Priorities in Lao PDR
04-Oct-05	Local Governments are Philippines' Best Bet for Better Infrastructure and Service Delivery, Says ADB/WB Report
03-Oct-05	ADB to Promote Economic Diversification for Poverty Reduction in New Strategy for Bhutan

Source: ADB's official website (http:// www.adb.org)